UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC.

MONUMENT ACQUISITION CORP.

(Names of Filing Persons (Offerors))

COMMON SHARES, $.001 PAR VALUE

(Title of Class of Securities)

60851C107

(CUSIP Number of Class of Securities)

Kenneth L. Horton

Executive Vice President

Corporate Development and General Counsel

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

(416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel F. Freedman, Esq.

William M. Shields, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following message was sent by MDS Inc. to certain employees of Molecular Devices Corporation on February 7, 2007.

MESSAGE TO INTEGRATION TEAMS:

The recent announcement of the signing of an agreement by MDS to acquire Molecular Devices to be part of a new MDS business unit, which includes MDS Sciex, is an exciting milestone in the history of both companies.

Though this deal remains subject to shareholder and regulatory approval, and is not expected to close until the second quarter of 2007, we are moving quickly to define an integration process that will bring our two companies together into a cohesive whole that reflects the best attributes of both organizations. This effort will be managed by the Project Management Office. Oversight of the project will be provided jointly by senior leaders of both MDS Sciex and Molecular Devices. There will be numerous opportunities for involvement and more detailed specifics will be communicated in the next several weeks.

Thank you in advance for your contributions to the process of integrating these two great organizations into an entity poised for long-term success. The next few months will require a reserve of goodwill and patience as we work collectively to define our future. It also presents an exciting opportunity to create the most innovative and successful company in the industry. We look forward to working together towards that goal.

INTEGRATION PROCESS

The Integration process will be conducted in two phases; an Initial Planning Phase (i.e. pre-close activities) and a Task Force Integration Process Phase (i.e. post-close activities).

The objectives of our Initial Planning Phase will be to:

•	Learn from MDC what has worked well and what could have been done more effectively in their previous acquisitions;
•	Identify Task Forces, Chairs and members;
•	Develop Charters for each Task Force that include business and financial objectives, scope of responsibilities, key questions to address and milestones/timelines;
•	Map out an overall integration process driven by Task Forces;
•	Conduct analysis on identification and sizing of key initiatives that will be required to realize the targeted levels of cost and revenue synergies; and
•	Support the communications strategy as led by the HR and Communications Task Force for all internal and external communication

We will kick off the Initial Planning Phase in Sunnyvale with a dinner on February 12th followed by a joint planning session on the 13th. An agenda and further details for the kick-off meeting is attached.

The Parthenon Group will be assisting us throughout the integration process. Parthenon has worked with a variety of organizations on post merger integration and as a result brings a set of experience, tools and resources that will assist us driving the integration process to completion.

The objectives of the Task Force Integration Phase will be to complete the integration in as short as time as possible post closing (target 100 days), making good business decisions and keeping the business focused on serving its customers along the way. Both phases will be discussed in more detail on Feb 13th.

The success of this integration effort will largely be determined by the efforts of the individual Task Force members over the next several months. As successful integrations always hinge on building momentum early in the process, we will be looking to the Task Forces to establish early ownership of their assigned roles and make strong headway during the Initial Planning Phase.

Please do not hesitate to call either Rob Breckon or Andy Boorn with any questions in advance of our joint kick-off session on the 12th.

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. At the time the tender offer is commenced, MDS and its subsidiary, Molecular Devices Acquisition Corp., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Molecular Devices intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MDS, Monument Acquisition Corp. and Molecular Devices intend to mail these documents to the shareholders of Molecular Devices. These documents will contain important information about the tender offer and stockholders of Molecular Devices are urged to read them carefully when they become available. Shareholders of Molecular Devices will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from MDS by mailing requests for such materials to:

Attention: Corporate Secretary

MDS Inc.

2700 Matheson Blvd. East

Suite 300, West Tower

Mississauga, Ontario L4W 4V9